

July 22, 2022

Randy Hyzak
Executive Vice President and Chief Financial Officer
Las Vegas Sands Corp.
3355 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: Las Vegas Sands Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 4, 2022**
> **Response Dated July 6, 2022**
> **File No. 001-32373**

Dear Mr. Hyzak:

We have reviewed your July 6, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 28, 2022 letter.

Form 10-K for the Fiscal Year Ended December 31, 2021

Item 1. — Business, page 3

1.   At the outset of Part I, provide prominent disclosure about the legal and operational risks associated with having the majority of the company's operations in China (including Hong Kong and Macao). Your disclosure should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other

foreign exchange. In addition, we note your supplemental response that the independent registered public accounting firm that audited your 2021 financial statements is based in the United States and was not identified in the determinations announced on December 16, 2021 as a firm that the PCAOB is unable to inspect. However, there is no assurance that future audit reports will be prepared by auditors inspected by the PCAOB and therefore in the future investors may be deprived of the benefits of such inspection. As such, please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Please also disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

2. We note your disclosures regarding regulation and licensing relating to your gaming subconcession in Macao. Please tell us whether you are required to obtain any other permissions or approvals from Chinese authorities to operate your business, and if so, please specify them. Please provide disclosure stating whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries' operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Regarding cybersecurity, we note that you disclose that you are subject to laws and regulations related to privacy and cybersecurity under a risk entitled "Failure to maintain the integrity of our information and information systems . . . ". Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

3. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between you and your Chinese (including Hong Kong and Macao-based) subsidiaries, and the direction of transfer. Similarly, quantify dividends or distributions that a Chinese subsidiary has made to you or to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors and others outside of Macao, China or Hong Kong. Describe any restrictions and limitations on your ability to distribute earnings from your subsidiaries, to you and to and U.S. investors. We note your disclosure in your risk factor, "We are subject to limitations of the pataca exchange markets and restrictions on the export of the renminbi," regarding transfers of cash in and out of China, Hong Kong and Macao. However, this risk factor is limited to foreign exchange risk as it relates to the company's gaming operations and the remittance of renminbi from mainland China by gaming customers. As necessary, please update this risk factor consistent with this comment.

Item 1A. — Risk Factors, page 24

4.   We note your response that, because your independent registered public accounting firm is based in the United States and was not identified as a firm that the PCAOB is unable to inspect in its determinations announced on December 16, 2021, you do not believe the HFCAA and related regulations will affect you. Please expand your risk factors to clarify that there is no assurance that the HFCAA will not apply in the future and that trading in your securities may be prohibited if the PCAOB determines that it cannot inspect or investigate completely your auditor, which may result in the delisting of your securities by an exchange. Please also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted, would decrease the number of "non-inspection years" from three years to two years, and thus, would reduce the time before your securities may be prohibited from trading or delisted. Finally, update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

5.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, please revise your disclosure to explain how this oversight impacts your business and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

6.   Regarding your proposed revisions to the risk factor entitled "Conducting business in Macao and Singapore has certain legal, operational, political and economic risks," please address the risks of uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice, and add that these risks could result in a material change in your operations and could cause the value of your securities to decline significantly or become worthless. Also address any risks that any actions by the Chinese government to exert more oversight and control over offerings conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors.

    You may contact Frank Knapp at 202-551-3805 or Robert Telewicz at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction